FY2018 Summary

TOYOTA Report

From April 1 to September 30, 2017



Contents



TOYOTA

Worldwide Olympic Partner

Worldwide Paralympic Partner


TOYOTA
November 2017

I would like to express my sincere gratitude for your continued support and understanding in relation to our company.

The automotive industry is now facing crucial, once-in-a-century changes brought about by Electrification/Information/Intelligence. We are heading toward this point at unprecedented speed.

The leaders of such innovation are, as in any era, customers.

Right now, our concept of mobility is changing.

The mobility that customers seek is constantly changing and it doesn't have to be limited to just cars. It can be mobility services, a new way to move you across town or even across the room.

Just as we once made a dramatic shift from making looms to making automobiles, today we are planning a new chapter for Toyota, as we enter a new era of mobility.

Toyota seeks to become a "Human Movement Company" that delivers freedom and fun of movement to everyone. "Move" refers not just to transportation, but also to inspiring deep emotion or excitement.

We are always working from a desire to make transportation itself an exciting, moving experience and lead to comfortable, satisfying lives."

On behalf of everyone at Toyota, I look forward to the continued support of all our shareholders.

On September 28, 2017, we held an IR event—"Toyota Investor Summit"—for all investors worldwide at the Toyota Motor North America headquarters in Plano, Texas.
For details, please follow the link below.

http://newsroom.toyota.co.jp/en/detail/19030556/

Financial Highlights

Consolidated Financial Results

First half Full year

Consolidated Vehicle Sales



(thousands of units)
First half
Full year
10,000
7,500
5,000
2,500
0
9,116
8,972
8,681
8,971
4,389
2014
2015
2016
2017
2018
(FY)

Net Revenues



(trillions of yen)
32
24
16
8
0
25.6
27.2
28.4
27.5
14.1
2014
2015
2016
2017
2018
(FY)

Operating Income



(billions of yen)
3,000
2,000
1,000
0
2,292.1
2,750.5
2,853.9
1,994.3
1,096.5
2014
2015
2016
2017
2018
(FY)

Net Income Attributable to Toyota Motor Corporation



(billions of yen)
2,400
1,800
1,200
600
0
1,823.1
2,173.3
2,312.6
1,831.1
1,071.3
2014
2015
2016
2017
2018
(FY)

Shareholders Return

Annual Dividends per Share of Common Stock



(yen)
Interim
Year-end
250
200
150
100
50
0
165
100
65
200
125
75
210
110
100
210
110
100
Interim
100
2014
2015
2016
2017
2018
(FY)

Note: Prescribed dividends are paid to shareholders holding First Series Model AA Class Shares.

Repurchase of Treasury Stock (for Shareholders Return)



(billions of yen)
800
600
400
200
0
180.0*1
293.3
639.3*2
449.9
250.0
(max. for first half)
2014
2015
2016
2017
2018
(FY)

*1 Excluding 180.0 billion yen for share repurchases to avoid dilution of shares due to the disposition of shares to Toyota Mobility Foundation.
*2 Excluding 349.9 billion yen for share repurchases to avoid dilution of shares due to the issuance of First Series Model AA Class Shares.

Toyota financial results Search

For more detailed financial information, please see the financial results posted on Toyota's corporate website.
http://www.toyota-global.com/investors/financial_result/

Headlines for First Half of FY2018

Apr. May Jun. Jul. Aug. Sep.

Toyota Invests $1.33 Billion in Kentucky Plant



The Kentucky plant underwent a major overhaul for the production of its all-new Camry, using Toyota New Global Architecture (TNGA)*. Through state-of-the-art advances and greater efficiency in production processes, the plant will gain a sharper competitive edge overall.

*A structural innovation in manufacturing vehicles, aimed at radically improving basic vehicle performance and product appeal.

U.S.-based Toyota Research Institute (TRI) Announces $100 Million Investment to Launch Venture Capital Fund


Toyota
Research Institute

TRI's new venture capital fund will provide early-stage financing to promising startups in four areas: "Artificial Intelligence (AI)", "Robotics", "Autonomous Mobility", and "Data and Cloud Technology".

Additional Investment in Preferred Networks (PFN) to Accelerate Joint R&D on AI Technologies

Toyota has made an additional investment of approximately ¥10.5 billion in PFN, a company with sophisticated technology in the realm of deep learning. Going forward, we will promote planning and development of new technologies, products and services aimed at realizing a society where everyone can live safely and as they like with peace of mind.

Agreement with Mazda on Business and Capital Alliance, and Establishment of New Company, EV C.A. Spirit with Mazda and Denso


TOYOTA
mazda

Toyota and Mazda signed an agreement to enter into a business and capital alliance, with the aim of further strengthening their lasting partnership. In September, Mazda, Denso and Toyota announced the establishment of a new company, EV C.A. Spirit, which will facilitate efficient joint technology development of electric vehicles.

Toyota Becomes Japan Boccia* Association Gold Partner and Japan Wheelchair Basketball Federation Official Sponsor



We are keen to spread the joy and excitement of sports and to contribute to the achievement of a society in which all people can participate.

*An official Paralympic event. A precision ball sport in which two teams throw six balls—either red or blue—as close to the jack—a white ball—as possible.



Completely Redesigned Camry



Using TNGA as the basis for an all-new platform, we established a striking emotional character, stunningly beautiful design, responsive driving and premium ride performance for the redesigned Camry. The Camry has evolved into Toyota's global midsize sedan, sold in more than 100 countries worldwide.

First Ever Win at Rally Finland—Ninth Round of 2017 FIA World Rally Championship (WRC)



The world's roads will continue to present us with challenges. We will tackle these challenges as a team and build on our great Yaris WRC achievement.



25th Anniversary Celebration for Toyota Production System Support Center (TSSC), an NPO Supporting Improvement Efforts in North America


TSSC

TSSC, a non-profit organization, has shared the Toyota Production System of operational philosophy and practices with more than 300 organizations throughout North America, including non-profits involved in disaster recovery and other emergency situations, and has assisted in improvement efforts. Going forward, Toyota will strive to be a company that puts communities first in every country and, as a good corporate citizen, promote activities that contribute to social development.


TSSC

Toyota's 80-Year History in Pictures

1937▸▸▸1957



1935 Toyoda Model G1 truck at the announcement site



1938 Executives on the day of the Koromo Plant's foundation



1938 Koromo Plant operation commenced



1953 Company slogan "Good Thinking, Good Products" established


TOYOTA MOTOR

1957 Toyota Motor Sales, U.S.A., Inc. established

1977▸▸▸1997



1977 Sales of detached houses began



1984 Production in North America commenced (photo: TMM*1 in 1988)



1989 Lexus LS 400 launched



1992 Production in Europe commenced (TMUK*2)

*1 Toyota Motor Manufacturing, U.S.A., Inc., currently known as Toyota Motor Manufacturing, Kentucky, Inc.

*2 Toyota Motor Manufacturing (UK) Ltd.

1957▸▸▸1977



1962 Labor-Management Joint Declaration signed



1965 Deming Application Prize won



1966 Corolla rolls off production line



1966 Higashifuji Proving Ground completed

1997▸▸▸2017



1997 Prius launched



2014 MIRAI launched



2010 NUMMI*3 team members sending the final Corolla off the production line


TOYOTA
Toyota Research Institute

2016 New company, TRI*4 established

*3 New United Motor Manufacturing, Inc., joint venture with General Motors Company

*4 Toyota Research Institute, Inc.

Stock Information and Notes for Shareholders

Stock Information (As of September 30, 2017)

Number of Shares Issued	3,310,097,492

Note: Model AA Class Shares are included.

Number of Shareholders	672,549

Ownership Breakdown

(thousands of shares)



Financial institutions
1,110,898
33.56%
Individuals, etc.
(including treasury stock)
762,001
23.03%
Other corporate entities
690,618
20.86%
Foreign corporate entities and others
746,578
22.55%

Note: Ratio indicates the share of ownership to the total number of shares issued.

Major Shareholders (Top 10)

Name	Number of shares held (thousands)	Ratio of the number of shares held to the total number of shares issued (%)
Japan Trustee Services Bank, Ltd.	376,590	11.38
Toyota Industries Corporation	232,037	7.01
The Master Trust Bank of Japan, Ltd.	161,958	4.89
Nippon Life Insurance Company	111,447	3.37
State Street Bank and Trust Company (Standing proxy: Settlement & Clearing Service Division, Mizuho Bank, Ltd.)	110,727	3.35
DENSO CORPORATION	89,784	2.71
JPMorgan Chase Bank, N.A. (Standing proxy: Settlement & Clearing Service Division, Mizuho Bank, Ltd.)	69,947	2.11
Trust & Custody Services Bank, Ltd.	60,263	1.82
Mitsui Sumitomo Insurance Company, Limited	59,617	1.80
Tokio Marine & Nichido Fire Insurance Co., Ltd.	51,045	1.54
Total	1,323,415	39.98

Note: The number of treasury stock (328,212 thousand shares) is not included.

Notes for Shareholders

Fiscal year	From April 1 to March 31 of the following year
Ordinary General Shareholders' Meeting	June
Dividend payout confirmation date	Year-end dividend: March 31 Interim dividend: September 30
Stock listings	Japan: Tokyo, Nagoya, Fukuoka and Sapporo Overseas: New York and London
Transfer agent	Mitsubishi UFJ Trust and Banking Corporation
Special account management institution	Mitsubishi UFJ Trust and Banking Corporation
Contact	1-1, Nikko-cho, Fuchu-shi, Tokyo, Japan Japan Toll-Free: (0120)232-711
Mailing address	Shin-Tokyo Post Office, PO box No.29, Tokyo 137-8081 Japan Mitsubishi UFJ Trust and Banking Corporation Corporate Agency Division

Notice

Inquiries regarding change of registered address and requests to purchase shares constituting less than one unit

(1) If you have an account with a securities company, please contact your securities company.

(2) If you do not have an account with a securities company and your shares are registered in special accounts, please contact Mitsubishi UFJ Trust and Banking Corporation.

T-ROAD

You are invited to visit the T-ROAD website, which introduces the thoughts and views of Toyota's president, Akio Toyoda, regarding the Company's goals of making ever-better cars and achieving sustainable growth.

Search for "T-ROAD" through any Internet search engine or download the official QR Code Reader "Q," a free smartphone app, to access the T-ROAD website.

Note: Communications charges incurred when accessing the T-ROAD website are to be borne by the user.

Toyota has become a Worldwide Olympic/Paralympic Partner in the category of vehicles, mobility services and mobility solutions.

TOYOTA
http://www.toyota-global.com/